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VINCE NGUYEN vince.nguyen@dechert.com +1 212 698 3566 Direct +1 212 698 0617 Fax

October 23, 2020

VIA EDGAR CORRESPONDENCE

Mr. Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs ETF Trust (the “Registrant”), SEC File Nos. 333-200933 and 811-23013

Dear Mr. Bellacicco:

This letter responds to the comments you provided to Nicholas Sanville of Dechert LLP and me during a telephonic discussion on September 18, 2020 with respect to your review of Post-Effective Amendment No. 288 (the “Amendment”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on August 7, 2020. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of Goldman Sachs Innovate Equity ETF (previously filed as Goldman Sachs Composite ETF and Goldman Sachs Motif Composite ETF), a new series of the Registrant (the “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

General

Comment 1. The Staff reminds you that the Registrant and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Please also respond to our comments in writing and file as correspondence on EDGAR. Where a comment asks for revised disclosure or revisions are contemplated by your response, please provide draft disclosure with your letter.

Mr. Christopher Bellacicco October 23, 2020 Page 2

Response 1. The Registrant acknowledges the comments and has addressed them accordingly.

Comment 2. Please provide the index methodology for the Solactive Innovative Global Equity Index (the “Index”).

Response 2. The Registrant will submit the draft index methodology white paper for the Index in a separate correspondence prior to filing the effective registration statement.

Prospectus

Comment 3. The Staff notes that under the “Investment Management Approach – Other Investment Practices and Securities” section, the Fund may invest in other investment companies, including exchange-traded funds (“ETFs”). If the Fund’s acquired fund fees and expenses exceed 0.01% of average net assets of the Fund, please include this as a line item in the “Annual Fund Operating Expenses” table as required by Instruction 3(f)(i) to Item 3 of Form N-1A.

Response 3. The Fund hereby confirms that the Fund’s acquired fund fees and expenses are not expected to exceed 0.01% of average net assets of the Fund during its first fiscal year, and therefore disclosure of such fees and expenses as a separate line item in the Fund’s “Annual Fund Operating Expenses” table is not required.

Comment 4. In the “Summary – Principal Investment Strategies” section, the Fund appears to reserve discretion as to whether or not it will concentrate its investments. Please supplementally explain to the Staff the Fund’s legal authority to do so, including, as applicable, an analysis based on The First Australia Fund, Inc., SEC Staff No-Action Letter (July 29, 1999) (“First Australia”) explaining why the Fund’s policy is consistent with First Australia.

Response 4. While the Fund does not intend to rely on First Australia for the purpose of its concentration policy, the Registrant believes that the Fund’s concentration policy is consistent with Section 8(b)(1) of the Investment Company Act of 1940, as amended, and applicable Staff interpretations of such section, including in First Australia. Section 8(b)(1) requires a fund to recite in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries (a fund is concentrated if it invests more than 25% of the value of its assets in

Mr. Christopher Bellacicco October 23, 2020 Page 3

any one industry1). If such freedom is reserved, Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments.2 First Australia further explains, in pertinent part, that:

To satisfy this standard, we believe that a fund must clearly describe, in as much detail as is practicable, the circumstances under which the fund may concentrate its investments…by setting clear, objective limitations on the manager’s ability to freely concentrate in an industry. (footnotes omitted).

The Registrant believes that the Fund’s concentration policy is consistent with the guidance referenced above. Given that the Fund is an index-tracking, passively managed ETF, the Fund’s investment adviser, Goldman Sachs Asset Management, L.P. (the “Investment Adviser”) has no discretion to make concentration determinations for the Fund (except to the extent necessary to track the Index), nor can the Investment Adviser influence the Index Provider to concentrate or not concentrate the Index in a particular industry or group of industries. In addition, the Registrant believes that many other index-tracking, passively managed ETFs have similar concentration policies.

Furthermore, the Registrant notes that the Fund, in seeking to track the Index, may concentrate its investments in an industry or group of industries to the extent the Index is concentrated and believes that the Fund has included appropriate strategy and risk disclosure reflecting such potential concentration in its Item 4 and Item 9 disclosures.

Comment 5. With respect to the “Summary—Principal Risks of the Fund” section, please list the principal risks of the Fund in order of importance rather than alphabetically.

Response 5. The Registrant respectfully declines to make the requested change. The Registrant is not aware of any current requirement in Form N-1A that a fund’s principal risks be set forth in any particular order, and the Registrant believes that the current disclosure adequately and clearly describes the principal risks of investing in the Fund. In addition, the importance of each risk will change over time, based on a variety of economic, market and other factors.

Comment 6. Please consider whether the Fund’s disclosure, including risk disclosure, should be revised based on how the COVID-19 pandemic may affect the Fund and its investments. If the Fund believes that no additional disclosure is warranted, please explain supplementally.

[1]	See Investment Company Act Rel. No. 9011 (Oct. 30, 1975).
[2]	Id.

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Response 6. The Registrant respectfully believes that the Fund’s disclosure sufficiently addresses the COVID-19 pandemic. The Registrant has assessed the potential risks associated with the COVID-19 pandemic on the Fund and its portfolio and determined that these risks are appropriately disclosed in the Fund’s prospectus and Statement of Additional Information (“SAI”). For example, the “Summary – Principal Risks of the Fund – Market Risk” section of the Fund’s prospectus discloses that “[e]vents such as war, acts of terrorism, social unrest, natural disasters, the spread of infectious illness or other public health threats could also significantly impact the Fund and its investments.” (emphasis supplied). Furthermore, the “Risks of the Funds” section of the prospectus further expands upon these risks. For shareholders that wish to receive additional information about the Fund and its investment policies and risks, the SAI is available. The SAI specifically references the COVID-19 pandemic and related risks (e.g., “the occurrence of, among other events, natural or man-made disasters, severe weather or geological events, fires, floods, earthquakes, outbreaks of disease (such as COVID-19, avian influenza or H1N1/09), epidemics, pandemics, malicious acts, cyber-attacks, terrorist acts or the occurrence of climate change, may also adversely impact the performance of the Fund. Such events may result in, among other things, closing borders, exchange closures, health screenings, healthcare service delays, quarantines, cancellations, supply chain disruptions, lower consumer demand, market volatility and general uncertainty. Such events could adversely impact issuers, markets and economies over the short- and long-term, including in ways that cannot necessarily be foreseen. The Fund could be negatively impacted if the value of a portfolio holding were harmed by such political or economic conditions or events.”) For these reasons, the Registrant respectfully declines to make any changes in response to this comment.

Comment 7. Please ensure that for any strategy discussed in the Fund’s principal investment strategies, there is corresponding risk disclosure included in the Fund’s principal risks. For example, the Staff notes that in the “Summary – Principal Investment Strategies” section, there is a list of derivatives included, but no corresponding tailored risk disclosure in the Fund’s “Summary—Principal Risks of the Fund” section. Please tailor any derivatives risk disclosure to the types of derivatives discussed in the Fund’s principal investment strategies. See Letter Regarding Derivatives-Related Disclosures by Investment Companies by Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010).

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Response 7. The Registrant hereby confirms that that Fund’s principal risk disclosure adequately addresses the risks presented by the Fund’s principal investment strategies. The Registrant further confirms that, while the Fund may invest up to 20% of its assets in securities and other instruments not included in its Index, the Fund does not expect any investments currently included in its disclosure regarding the Fund’s 20% basket, including investments in derivatives, to be a principal investment strategy of the Fund. Therefore, the Registrant respectfully believes that its derivatives risk disclosure is appropriate. Accordingly, no changes have been made in response to this comment.

Statement of Additional Information

Comment 8. Under the “Investment Restrictions – Fundamental Investment Restrictions” section, the disclosure states that “[t]he Fund may, notwithstanding any other fundamental investment restriction or policy, invest some or all of its assets in a single open-end investment company or series thereof with substantially the same fundamental investment restrictions and policies as the Fund.” Please explain how the Fund will do this and still comply with the limits of Section 12 of the Investment Company Act of 1940, as amended.

Response 8. The purpose of the statement is to put shareholders on notice that the Fund could in the future operate as a feeder fund in a master-feeder structure, notwithstanding any other restrictions set forth therein. The Fund would only do so to the extent consistent with relevant regulatory requirements, including Section 12.

*        *        *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 698-3566 if you wish to discuss this correspondence further.

Sincerely,

/s/ Vince Nguyen

Vince Nguyen

cc:	Joseph McClain, Goldman Sachs & Co. LLC

Stephanie Capistron, Dechert LLP